NUVVE HOLDING CORP.

2488 Historic Decatur Road

San Diego, CA 92106

April 25, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvve Holding Corp.

Post-Effective Amendment to Form S-3

Filed April 7, 2022

File No. 333-259735

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nuvve Holding Corp. hereby requests that the effectiveness of the above-referenced Post-Effective Amendment be accelerated so that such Post-Effective Amendment will become effective at 4:30 p.m., Eastern Time, on Wednesday, April 27, 2022, or as soon thereafter as practicable.

Sincerely,

NUVVE HOLDING CORP.

/s/ Gregory Poilasne
Gregory Poilasne
Chief Executive Officer